Exhibit 10.1

WaMu ASSET ACCEPTANCE CORP.

WaMu Mortgage Pass-Through Certificates
Series [____]

SUPPLEMENTAL INDEMNIFICATION AGREEMENT

[Underwriter 1]   Dated as of [Date]

[Underwriter 2]

Ladies and Gentlemen:

1.   Introductory.   WaMu Asset Acceptance Corp., a Delaware corporation (the "Company"), proposes to sell, pursuant to the terms of an Underwriting Agreement of even date herewith (the "Underwriting Agreement"), and a Purchase Agreement of even date herewith (the "Purchase Agreement"), and each of [Underwriter 1] ("[Underwriter 1]") and [Underwriter 2] ("[Underwriter 2]," and collectively with [Underwriter 1], the "Acquirers") severally proposes to purchase the aggregate principal amount (or notional amount, as applicable) of the (i) Offered Certificates (as such term is defined in Underwriting Agreement) set forth opposite its name on Schedule 2 to the Underwriting Agreement and (ii) Purchased Certificates (as such term is defined in Purchase Agreement) set forth opposite its name on Schedule B to the Purchase Agreement, of the $[_____] aggregate principal balance (subject to an upward or downward variance not to exceed 5.0%) of the WaMu Mortgage Pass-Through Certificates, Series [____]. In furtherance of the transactions described above, Washington Mutual Bank ("WMB") desires to enter into this Supplemental Indemnification Agreement (this "Agreement") for the purposes of (i) providing indemnification to (a) the Underwriters (as such term is defined in Underwriting Agreement) and (b) the Purchasers (as such term is defined in Purchase Agreement) and (ii) receiving indemnification from (a) the Underwriters and (b) the Purchasers. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Underwriting Agreement or the Purchase Agreement, as the case may be, as in effect on the date hereof.

The obligations, representations and covenants of the Underwriters under this Agreement shall be several and not joint.

2.   Representations and Warranties of WMB. WMB hereby represents and warrants to, and agrees with, each Acquirer that:

(i)   The performance by WMB of its obligations under Section 3 of this Agreement will not result in a material breach or violation of any of the terms or provisions of or constitute a material default under any statute, any indenture, mortgage, deed of trust, note agreement or other agreement or instrument to which WMB is a party or by which it is bound, WMB's Charter or By-laws, or any order, rule or regulation of any court or governmental agency or body having jurisdiction over WMB or any of its properties.

(ii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by WMB of the transactions contemplated by Section 3 of this Agreement, except for such as will have been obtained prior to the Closing Date.

(iii)   WMB is validly existing under the laws of the United States and its Charter is in full force and effect and WMB has all requisite corporate power and corporate authority to enter into and perform its obligations under the Section 3 of this Agreement.

(iv)   This Agreement has been duly authorized, executed and delivered by WMB.

(v)   There is no action, suit or proceeding before or by any court or governmental agency or body now pending, or to the best knowledge of WMB, threatened, against WMB which separately or in the aggregate could reasonably be expected to have a material adverse effect on the ability of WMB to perform its obligations under Section 3 of this Agreement or on the validity or enforceability of the provisions of Section 3 of this Agreement.

3.   Indemnification and Contribution.

(a)   Indemnification Relating to the Offered Certificates

(i)   In addition to the indemnification provided by the Company in Section 8 of the Underwriting Agreement, and without duplication of any amounts paid by the Company to any Underwriter or Controlling Person in connection therewith, WMB agrees to indemnify and hold harmless each Underwriter and their respective officers and directors, and each Person, if any, who controls such Underwriter within the meaning of Section 15 of the Act (for purposes of this Section 3(a), each, a "Controlling Person"), against any losses, claims, damages, liabilities or expenses (including the reasonable cost of investigating and defending against any claims therefor and counsel fees incurred in connection therewith, except as otherwise provided herein), joint or several, which may be based upon the Act, or any other statute or at common law, on the ground or alleged ground that the Registration Statement, as from time to time amended or supplemented (including, without limitation, any information incorporated by reference therein), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as from time to time amended or supplemented (including, without limitation, any information incorporated by reference therein), included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such statement or omission was made in reliance upon, and in conformity with, written information furnished to the Company or WMB by any

Underwriter or any affiliate of any Underwriter, or information electronically transmitted to the Company or WMB by any Underwriter or any affiliate of any Underwriter, specifically for use in the preparation thereof (including, without limitation, any information in any Evaluation Models-Materials or ABS Term Sheets, but excluding Company Provided Information and any untrue statement of material fact in any Evaluation Models-Materials or ABS Term Sheets resulting from an untrue statement in the Company Provided Information, required to be provided by the Underwriters pursuant to Section 5(a) of the Underwriting Agreement); *provided*, that in no case will WMB be liable with respect to any claims made against any Underwriter or any Controlling Person unless such Underwriter or Controlling Person shall have notified WMB in writing, giving notice of the nature of the claim, within a reasonable time after service of a summons or other first legal process that shall have been served upon such Underwriter or Controlling Person, but failure to notify WMB of any such claim shall not relieve WMB from any liability which WMB may have to such Underwriter or Controlling Person, except to the extent that WMB has been materially prejudiced by such failure and provided further that the failure to notify WMB of such claim shall not relieve WMB from any liability which it may have to such Underwriter or such related Controlling Person otherwise than on account of the indemnity agreement contained in this paragraph. WMB will be entitled to participate at its own expense in the defense, or, if WMB so elects, to assume the defense of any suit brought to enforce any such liability, but, if WMB elects to assume the defense, such defense shall be conducted by counsel chosen by WMB. In the event that WMB elects to assume the defense of any such suit and retain such counsel, the Underwriters or Controlling Person, defendant or defendants in the suit, may retain additional counsel but shall bear the fees and expenses of such counsel unless (i) WMB, on the one hand, and the Underwriters or Controlling Person, on the other hand, shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include WMB and the Underwriters or Controlling Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that WMB shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one counsel for the Underwriters and Controlling Persons requesting indemnification and that all such fees and expenses shall be reimbursed as they are incurred. WMB shall not be liable to indemnify any Person for any settlement of any claim effected without the WMB's prior written consent, which consent shall not be unreasonably withheld. WMB shall not, without the prior written consent of the Underwriters or Controlling Person, which consent will not be unreasonably withheld, effect any settlement of any pending or threatened proceeding in respect of which the Underwriters or Controlling Person is or could have been a party and indemnity is or could have been sought hereunder by the Underwriters or Controlling Person unless such settlement includes an unconditional release of the Underwriters or Controlling Person from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or failure to act by, or on behalf of, such indemnified party. This indemnity agreement will be in addition to any liability which WMB might otherwise have.

(ii) In addition to the indemnification provided by each Underwriter in Section 8 of the Underwriting Agreement, and without duplication of any amounts paid by the Underwriters to the Company or Company Controlling Person in connection therewith, each Underwriter agrees to indemnify and hold harmless WMB, each of its officers and directors and each Person, if any, who controls WMB within the meaning of Section 15 of the Act (for purposes of this Section 3(a), each, a "WMB Controlling Person") against any losses, claims, damages, liabilities or expenses (including the reasonable cost of investigating and defending against any claims therefor and counsel fees incurred in connection therewith, except as otherwise provided herein), joint or several, which may be based upon the Act, or any other statute or at common law, on the ground or alleged ground that the Registration Statement, as from time to time amended or supplemented (including, without limitation, any information incorporated by reference therein), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as from time to time amended or supplemented (including, without limitation, any information incorporated by reference therein), included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, but only insofar as any such statement or omission was made in reliance upon, and in conformity with, written information furnished to the Company or WMB by any Underwriter or any affiliate of any Underwriter, or information electronically transmitted to the Company or WMB by any Underwriter or any affiliate of any Underwriter, specifically for use in the preparation thereof (including, without limitation, any Evaluation Models-Materials or ABS Term Sheets, but excluding Company Provided Information and any untrue statement of a material fact in any Evaluation Models-Materials or ABS Term Sheets resulting from an untrue statement in the Company Provided Information, required to be provided by the Underwriters pursuant to Section 5(a) of the Underwriting Agreement); *provided*, *however*, that in no case are the Underwriters to be liable with respect to any claims made against WMB or any such Person against whom the action is brought unless WMB or such Person shall have notified the Underwriters in writing, giving notice of the nature of the claim, within a reasonable time after service of a summons or other first legal process that shall have been served upon WMB or any such Person, but failure to notify the Underwriters of such claim shall not relieve them from any liability which they may have to WMB or any such Person except to the extent that they have been materially prejudiced by such failure and provided further that the failure to notify the Underwriters of such claim shall not relieve them from any liability which they may have to WMB or such Person otherwise than on account of their indemnity agreement contained in this paragraph. The Underwriters shall be entitled to participate at their own expense in the defense, or, if they so elect, to assume the defense of any suit brought to enforce any such liability, but, if the Underwriters elect to assume the defense, such defense shall be conducted by counsel chosen by the Underwriters. In the event that the Underwriters elect to assume the defense of any such suit and retain such counsel, WMB, its officers and directors or any WMB Controlling Person, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them, respectively unless (i) WMB, its officers and directors or any WMB Controlling Person and the Underwriters or Controlling Person shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both WMB, its officers and directors or any WMB Controlling Person on the one hand and the Underwriters or Controlling Person on the other hand and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Underwriters or Controlling Person shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one counsel for WMB, its officers and directors or any WMB Controlling Person requesting indemnification and that all such fees and expenses shall be reimbursed as they are incurred. The Underwriters shall not be liable to indemnify any Person for any settlement of any such claim effected without the Underwriters' consent, which consent shall not be unreasonably withheld.   The Underwriters shall not, without the prior written consent of WMB, its officers and directors or any WMB Controlling Person, as applicable, effect any settlement of any pending or threatened proceeding in respect of which WMB, its officers and directors or any WMB Controlling Person, as applicable, is or could have been a party and indemnity is or could have been sought hereunder by WMB, its officers and directors or any WMB Controlling Person unless such settlement includes an unconditional release of WMB, its officers and directors or any WMB Controlling Person, as applicable, from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or failure to act by, or on behalf of, such indemnified party. This indemnity agreement will be in addition to any liability which any Underwriter might otherwise have. In the event that the Underwriters modify any of the Company Provided Information, the Underwriters will indemnify WMB for any untrue statement of a material fact therein to the extent such information was modified by the Underwriters or any of their affiliates without the express written consent of WMB and such modification resulted in such material misstatement or material omission.

(iii)   If the indemnification provided for in this Section 3(a) is unavailable or insufficient to hold harmless an indemnified party under subsection 3(a)(i) or 3(a)(ii) in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to herein, then each indemnifying party shall contribute, without duplication of any amounts paid by such indemnifying party pursuant to Section 8 of the Underwriting Agreement, to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and WMB on the one hand and the Underwriters on the other hand from the offering of the Offered Certificates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company or WMB on the one hand and the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or WMB on the one hand or the Underwriters on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Each of WMB and each Underwriter agrees that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such claim. Notwithstanding the provisions of this subsection (iii), the Underwriters shall not be required to contribute any amount in excess of the amount by which the total amount of underwriting discounts and commissions received by the Underwriters exceeds the amount of damages which the Underwriters would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(iv)   The Underwriters' obligations to contribute pursuant to Section 3(a)(iii) are several in proportion to the respective principal amounts of the Offered Certificates set forth opposite their names in Schedule 2 of the Underwriting Agreement and not joint.

(v)   This Section 3(a) shall not apply to the tables, percentages and assumptions in the section of the Prospectus Supplement captioned "Yield and Prepayment Considerations—Prepayment Assumptions," [the tables, percentages and assumptions in the section of the Prospectus Supplement captioned "Yield and Prepayment Considerations—Yield Considerations with Respect to the Class X Certificates",] the tables, percentages and assumptions in the section of the Prospectus Supplement captioned "Yield and Prepayment Considerations—Yield Considerations with Respect to the Senior Subordinate Certificates", the decrement tables attached to the Prospectus Supplement as Appendix A [and the tables attached to the Prospectus Supplement as Schedule 1].

(vi)   The only information furnished to the Company or WMB either in writing or by electronic transmission by the Underwriters or any affiliate for use in the Prospectus Supplement is the information contained in the table in [first paragraph and the [fourth sentence of the second paragraph] under the caption "Method of Distribution" in the Prospectus Supplement.

(b)   Indemnification Relating to the Offered Certificates

(i)   In addition to the indemnification provided by the Company in Section 10 of the Purchase Agreement, and without duplication of any amounts paid by the Company to any Purchaser or Controlling Person in connection therewith, WMB agrees to indemnify and hold harmless each Purchaser and each person, if any, who controls such Purchaser (for purposes of this Section 3(b), each, a "Controlling Person") within the meaning of Section 15 of the 1933 Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as follows:

(A)   against any and all losses, claims, expenses, damages or liabilities, joint or several, to which such Purchaser or such Controlling Person may become subject under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the ground or the alleged ground that the Memorandum or any amendment or supplement thereto, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and will reimburse such Purchaser and each such Controlling Person for any legal or other expenses reasonably incurred by such Purchaser or such Controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; *provided*, *however*, that (1) WMB will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission, or alleged untrue statement or omission, made in any of such documents in reliance upon and in conformity with information furnished to the Company or WMB by such Purchaser or any affiliate of such Purchaser in writing or electronically, specifically for use therein, and (2) such indemnity with respect to any Memorandum shall not inure to the benefit of such Purchaser or any such Controlling Person in the case of a third-party claim if, prior to the delivery of the Memorandum containing such alleged untrue statement or omission to the Person asserting such loss, claim, damage or liability, the Company or WMB delivered to such Purchaser an amended or supplemented Memorandum correcting such alleged untrue statement or omission;

(B)   against any and all loss, liability, claim, damage and expense whatsoever, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of WMB; *provided*, *however*, that (1) WMB will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission, or alleged untrue statement or omission, made in the Memorandum or any amendment or supplement thereto in reliance upon and in conformity with information furnished to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, in writing or electronically, specifically for use therein, and (2) such indemnity with respect to any Memorandum shall not inure to the benefit of such Purchaser or any such Controlling Person in the case of a third-party claim if, prior to the delivery of the Memorandum containing such alleged untrue statement or omission to the Person asserting such loss, claim, damage or liability, the Company or WMB delivered to such Purchaser an amended or supplemented Memorandum correcting such alleged untrue statement or omission; and

(C)   against any and all expense whatsoever (including the reasonable fees and disbursements of counsel chosen by such Purchaser), reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever, based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 3(b)(i)(A) or 3(b)(i)(B); *provided*, *however*, that (1) WMB will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission, or alleged untrue statement or omission, made in the Memorandum or any amendment or supplement thereto in reliance upon and in conformity with information furnished to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, in writing or electronically, specifically for use therein, and (2) such indemnity with respect to any Memorandum shall not inure to the benefit of such Purchaser or any such Controlling Person in the case of a third-party claim if, prior to the delivery of the Memorandum containing such alleged untrue statement or omission to the Person asserting such loss, claim, damage or liability, the Company or WMB delivered to such Purchaser an amended or supplemented Memorandum correcting such alleged untrue statement or omission.

This indemnity agreement will be in addition to any liability which WMB may otherwise have.

(ii)   In addition to the indemnification provided by each Purchaser in Section 10 of the Purchase Agreement, and without duplication of any amounts paid by the Purchasers to the Company or Company Controlling Person in connection therewith, each Purchaser agrees to indemnify and hold harmless WMB, each of its officers and directors and each Person, if any, who controls WMB (for purposes of this Section 3(b), each, a "<u>WMB Controlling Person</u>") within the meaning of the 1933 Act or the Exchange Act as follows:

(A)   against any and all losses, claims, expenses, damages or liabilities to which WMB or any such director, officer or WMB Controlling Person may become subject, under the 1933 Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the ground or the alleged ground that the Memorandum or any amendment or supplement thereto, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, in writing or electronically, specifically for use therein; and will reimburse any legal or other expenses reasonably incurred by the WMB or any such director, officer or WMB Controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action;

(B) against any and all loss, liability, claim, damage and expense whatsoever, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Purchasers to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, or information electronically transmitted to the Company or WMB by such Purchasers, or any affiliate of such Purchaser, specifically for use therein; and

(C) against any and all expense whatsoever (including reasonable the fees and disbursements of counsel chosen by WMB), reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 3(b)(ii)(A) or 3(b)(ii)(B) and to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, or information electronically transmitted to the Company or WMB by such Purchaser, or any affiliate of such Purchaser, specifically for use therein.

This indemnity agreement will be in addition to any liability which such Purchasers may otherwise have.

The Purchasers' obligations to indemnify and contribute pursuant to this Section 3(b)(ii) are several in proportion to the respective principal amounts of the Purchased Certificates set forth opposite their names in Schedule B of the Purchase Agreement and not joint.

(iii) Promptly after receipt by an indemnified party under this Section 3(b) of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 3(b), notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability that it may have to any indemnified party, except to the extent that it has been materially prejudiced by such failure and provided further that the failure to notify the indemnifying party of such claim shall not relieve it from any liability which it may have to the indemnified party otherwise than under this Agreement. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume (at its own expense) the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party under this Section 3(b), such indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. In no event shall an indemnifying party be liable for the fees and expenses of more than one counsel for the indemnified parties in connection with any proceeding or related proceedings in the same jurisdiction. All such fees and expenses shall be reimbursed as they are incurred.

(iv)   If the indemnification provided for in this Section 3(b) is unavailable to hold harmless an indemnified party under subsection 3(b)(i) or 3(b)(ii) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to herein, then the indemnifying party shall contribute, contribute, without duplication of any amounts paid by such indemnifying party pursuant to Section 10 of the Purchase Agreement, to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and WMB on the one hand and the Purchasers on the other from the offering to which such loss, claim, damage or liability (or action in respect thereof) relates, the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (iv) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (iv), the Purchasers shall not be required to contribute any amount in excess of the amount by which the total amount of commissions received by the Purchasers for the Purchased Certificates exceeds the amount of damages which the Purchasers would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(v)   Notwithstanding any other provision of this Agreement, Section 3(b) shall not apply to the tables, percentages and assumptions in the section of the Memorandum captioned "Yield and Prepayment Considerations" nor shall they apply to any of the sections of the Prospectus Supplement listed in Section 8(e) of the Underwriting Agreement.

(iv)   The only written information furnished to the Company or WMB by the Purchasers for use in the Memorandum is the information contained in the [second sentence] under the caption "Method of Distribution" in the Memorandum.

4. <u>Survival of Indemnities, Representations, Warranties, etc.</u> The respective indemnities, representations, warranties, covenants, agreements and other statements of WMB and the Acquirers, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Acquirers, WMB or any of their respective officers or directors, any Controlling Person (as defined in Section 3(a) or Section 3(b) of this Agreement) or any WMB Controlling Person (as defined in Section 3(a) or Section 3(b) of this Agreement), and shall survive delivery of and payment for the Offered Certificates and the Purchased Certificates.

5. <u>Effectiveness and Termination</u>. This Agreement shall become effective to the same extent and at the same time as the Underwriting Agreement and the Purchase Agreement, as applicable, become effective. This Agreement shall terminate to the same extent and at the same time as the Underwriting Agreement and the Purchase Agreement, as applicable, terminate.

6. <u>Notices</u>. All communications hereunder shall be in writing and, if sent to the Acquirers, shall be mailed, delivered or telegraphed and confirmed to you in care of [Underwriter 1] at [Address] , or such other address as [Underwriter 1] may designate in writing to WMB; or, if sent to WMB, shall be mailed, delivered or telegraphed and confirmed to it at 1201 Third Avenue, WMT 1706, Seattle, Washington 98101, Attn: Legal Department, or such other address as WMB may designate in writing to the Underwriters.

7. <u>Successors</u>. This Agreement shall inure to the benefit of and be binding upon the Acquirers, WMB and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the Persons mentioned in the preceding sentence any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such Persons and for the benefit of no other Person; except that the representations, warranties, covenants, agreements and indemnities of WMB contained in this Agreement shall also be for the benefit of any Controlling Person (as defined in Section 3(a) and Section 3(b) of this Agreement), if any, and the indemnities of the Acquirers shall also be for the benefit of each director of WMB, each of the WMB's officers and any WMB Controlling Person (as defined in Section 3(a) and Section 3(b) of this Agreement).

8. <u>Applicable Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws principles (other than Section 5-1401 of the General Obligations Law).

9. <u>Capacity</u>. Each of WMB and each Acquirer acknowledges and agrees that (i) the transaction contemplated by this Agreement is an arm's length commercial transaction between the Company and the Acquirers, (ii) in connection therewith with respect to all aspects of the transaction contemplated herein, each Acquirer is acting as a principal and not the agent or fiduciary of WMB, and (iii) none of the Acquirers has assumed an advisory responsibility in favor of WMB with respect to the transaction contemplated hereby or the process leading thereto (irrespective of whether such Acquirer has advised or is currently advising WMB on other matters) or any other obligation to WMB except the obligations expressly set forth in this Agreement.

This Agreement may be signed in various counterparts, which together shall constitute one and the same Agreement.

If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below for that purpose, whereupon this letter and your acceptance shall constitute a binding agreement between us.

WASHINGTON MUTUAL BANK

By: _____

Its: _____

Accepted and delivered as of
the above-mentioned date

[UNDERWRITER 1]

By: _____

Its: _____

[UNDERWRITER 2]

By: _____

Its: _____

[Signature page to Supplemental Indemnification Agreement for WaMu Series [___]]